SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  RxBazaar, Inc
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   78347T 10 4
                                 (CUSIP Number)

                       Charles J. Koelsch, Managing Member
                       c/o Steel City Pharmaceuticals LLC
                             28328 Hidden Lake Drive
                          Bonita Springs, Florida 34134
                          -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 27, 2003
                                ----------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 78347T  10  4               13D                    PAGE 2  OF  5 PAGES
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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steel City Pharmaceuticals LLC
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS
         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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 NUMBER OF       7   SOLE VOTING POWER
   SHARES
BENEFICIALLY         1,600,000 shares (including 1,600,000 shares subject to
  OWNED BY           exercisable options)
    EACH
 REPORTING
PERSON WITH
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                 8   SHARED VOTING POWER

                       -0-
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                 9   SOLE DISPOSITIVE POWER

                     1,600,000 shares (including 1,600,000 shares subject to exercisable options)
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                10   SHARED DISPOSITIVE POWER

                      -0-
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,600,000
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [X]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6%
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   14    TYPE OF REPORTING PERSON
         OO

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CUSIP NO.  78347T  10  4              13D                     PAGE 3 OF  5 PAGES
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ITEM 1.   SECURITY AND ISSUER
          -------------------

          This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of RxBazaar, Inc, a Delaware corporation (the "Company"), the principal executive offices of which are located at 1385 Kemper Meadow Drive, Cincinnati, Ohio 45240.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          The person filing this Schedule 13D is Steel City Pharmaceuticals LLC, a Delaware limited liability company (the "Reporting Person"). The principal business of the Reporting Person is the purchase of pharmaceutical and medical products in the spot market for resale to the Company, and its principal office is located at 28328 Hidden Lake Drive, Bonita Springs, FL 34134. The Reporting Person has neither, during the last five years, been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body. The Managing Member of the Reporting Person is Charles J. Koelsch, whose address is 28328 Hidden Lake Drive, Bonita Springs, FL 34134, and whose occupation is managing his own investments. During the last five years, Mr. Koelsch has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body. Mr. Koelsch is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          On October 27, 2003, the Company entered into a Management Services Agreement (the "Services Agreement") with the Reporting Person whereby the Company will advise the Reporting Person of opportunities to purchase pharmaceutical and medical products for resale to the Company. Under the Services Agreement, the Reporting Person agreed to maintain at least $4 million in capital to be used for these spot inventory purchases. In consideration for entering into the Services Agreement, the Company granted to the Reporting Person options ("Options") pursuant to an Option Agreement to purchase up to 1,600,000 shares of the Company's Common Stock exercisable at $2.50 per share during the term of the Services Agreement and for a period of 60 days thereafter, subject to earlier termination. The Company also granted to the Reporting Person warrants ("Warrants") to purchase shares of Common Stock at an exercise price of $2.00 per share exercisable for five years at the rate of one Warrant for each $20.00 of equity capital invested in the Reporting Person (or, Warrants for 150,000 shares of Common Stock based upon the Reporting Person's current invested capital), which Warrants were immediately assigned pro rata to the members of the Reporting Person.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          As an inducement to the Reporting Person to enter into the Services Agreement, the Company and the Reporting Person agreed that the Reporting Person and its members should be able to obtain an equity stake in the success of the Company. Other than the potential acquisition of the Common Stock by means of exercising the Options, the Reporting Person has no plans or proposals which relate to or would result in the acquisition of additional securities of the Company. The Reporting Person may distribute the Options to its members. The Reporting Person no longer holds any Warrants. In addition, the Reporting Person


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CUSIP NO.  78347T  10  4              13D                     PAGE 4 OF  5 PAGES
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has no plans or proposals which relate to or would result in any extraordinary corporate transaction, the sale of a material amount of assets of the Company, any change in the board of directors of the Company, a material change in the present capitalization of the Company or its dividend policy or any other material change to the Company's business or corporate structure.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) The Reporting Person beneficially owns 1,600,000 shares of Common Stock (20.6% of the issued and outstanding shares of Common Stock on October 31, 2003), constituting the shares underlying the Options. In addition, Mr. Koelsch, the Managing Member of the Reporting Person, beneficially owns 185,713 shares of Common Stock (3.0% of the issued and outstanding shares of Common Stock on October 31, 2003) of which 53,000 shares underlie immediately exercisable Common Stock Warrants (14,000 Warrants exercisable at $1.79 per share, 14,000 Warrants exercisable at $0.71 per share, and 25,000 Warrants exercisable at $2.00 per share). Other members of the Reporting Person directly beneficially own securities of the Company. The Reporting Person disclaims beneficial ownership of the Common Stock directly beneficially owned by its members.

          (b) The Reporting Person will have sole voting and dispositive power with respect to the 1,600,000 shares of Common Stock underlying the Options after exercise thereof. Mr. Koelsch has sole voting and dispositive power with respect to 185,713 shares of Common Stock referred to above.

          (c) On October 27, 2003, the Reporting Person received the Options in the transaction described in Item 3 above.

          (d) N/A

          (e) N/A

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          None. On October 28, 2003, the Company filed with the Commission a Current Report on Form 8-K in which the Services Agreement was filed as Exhibit
10.1 thereto, and the Option Agreement was filed as Exhibit 10.3 thereto, and which Agreements are incorporated herein by reference thereto.


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CUSIP NO. 78347T 10 4                 13D                      PAGE 5 OF 5 PAGES
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 10, 2003                 STEEL CITY PHARMACEUTICALS LLC

                                          By: /s/ Charles J. Koelsch
                                              ----------------------------------
                                                  Name:   Charles J. Koelsch
                                                  Title:  Managing Member